SilverCrest Reports Q3, 2022 Financial Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 14, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the third quarter of 2022 ("Q3, 2022"). The unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2022 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars ("US$"), unless otherwise stated. Certain amounts shown in this news release may not add exactly to total amounts due to rounding differences.

The Company's primary focus is the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it was commissioning its Las Chispas Mine ("Las Chispas") as at the end of Q3, 2022 and subsequently declared commercial production effective November 1, 2022.

Highlights

● During Q3, 2022, SilverCrest continued ramp-up of Las Chispas and produced 4,121 gold ("Au") ounces ("oz") and 373,513 silver ("Ag") oz, or 731,628 silver equivalent ("AgEq"1). As of September 30, 2022, a total of 4,224 Au oz and 382,886 Ag oz, or 749,951 AgEq oz have been produced since plant startup in early June 2022.

● SilverCrest had its first metal sales of 140,276 Ag oz at an average metal price of $19.38 per oz, generating $2.7 million in revenue during Q3, 2022. At the end of Q3, 2022, there were 4,224 Au oz and 242,610 Ag oz, or 609,676 AgEq oz in finished goods and doré inventory.

● Processing plant daily tonnage and metallurgical recovery are tracking ahead of 2021 Feasibility Study2 ramp-up projections which outlined an estimated 850 tonnes per day ("tpd") and metallurgical recoveries of 87.9% Au and 84.8% Ag, or 86.3% AgEq for the month of September 2022. The estimated actual results for September 2022 were 986 tpd with an average recovery of 96.3% Au and 96.8% Ag, or 96.6% AgEq.

● As planned, lower grade material was used during commissioning and sourced from historic stockpiles as well as low to medium-grade ore from underground mining. In September 2022, an estimated 29,570 tonnes grading 2.9 grams per tonne ("gpt") Au and 299 gpt Ag, or 551 gpt AgEq were processed.

● During the nine months ended September 30, 2022, SilverCrest completed 5.7 kilometres ("km") of underground development for a total of 23.2 km of underground development since 2019. Three of the four mining methods proposed in the 2021 Feasibility Study; long hole, cut and fill breasting ("C&F") and resue, have progressed with the extraction of stopes in the Babicanora Main, Babi Vista, and Babi Norte veins. Long hole productivity has achieved the production target set out in the 2021 Feasibility Study; however, resue productivity has been below expectations due to safety considerations in certain instances. Consequently, the utilization of resue mining will be reduced, and when possible, replaced by C&F or long hole. The underground mine is also progressing its ramp-up with a target to exit 2022 at a rate of 600 to 700 tpd, as previously disclosed. In the month of October 2022, the Company exceeded the lower end of this tonnage target.

● At September 30, 2022, the total ore stockpile tonnage was approximately 284,200 tonnes. Based on lower mining rates and higher processing rates during ramp up, stockpiles are projected to be approximately 240,000 tonnes at the end of 2022. The 2021 Feasibility Study anticipated approximately 300,000 tonnes.

● At the end of September 2022, the Company's 12 month moving average ("12MMA") Lost Time Injury Frequency Rate ("LTIFR") was 0.56 per 200,000 working hours and its 12MMA Total Recordable Injury Frequency Rate ("TRIFR") was 4.5 per 200,000 working hours.

● An updated technical report remains on schedule for H1, 2023 which will allow for additional data from further in-vein drifting, initial months of stoping and processing ore, additional exploration drill results, initial stope delineation drill results, revised mining methods (resue) and a revised mine plan and schedule will be included. The report will also include updated operating and sustaining capital costs to reflect new technical information for the Las Chispas Mine and the impact of inflation since the Q3, 2020 cost base used in the 2021 Feasibility Study.

● As of September 30, 2022, SilverCrest remains well-funded with cash and cash equivalents of $88.6 million. The strong cash position, together with the progress of the plant ramp up, resulted in the Company not drawing down on the final $30 million tranche of the $120.0 million project financing facility. As of September 30, 2022, the Company had a debt balance of $90 million.

● During the nine months ended September 30, 2022, the Company incurred income of $26.1 million (nine months ended September 30, 2021 - loss of $14.8 million), driven by a foreign exchange gain of $32.4 million (nine months ended September 30, 2021 - foreign exchange loss of $2.9 million) which was due to swings in the US$ and Mexican Peso; however, the Company had a comprehensive loss of $7.3 million (nine months ended September 30, 2021 - $11.5 million) after translating parent entity balances to the financial statement presentation currency of US$.

Las Chispas Processing Plant Ramp-Up and Q4, 2022 Commercial Production

At the end of May 2022, Ausenco Engineering Canada Inc. completed construction and handed over the Las Chispas processing plant to SilverCrest, ahead of the 2021 Feasibility Study schedule. Other construction activities handled directly by SilverCrest (road, bridge, 55 km 33 kilovolt ("KV") power line, dry stack tailings facility, and assay lab) have also been completed. The Comisión Federal de Electricidad ("CFE", Mexico's power authority) 26 km powerline is the last construction item outstanding. Completion is expected in Q4, 2022. The site is already connected to the grid via a temporary connection to CFE's 55 KV powerline which currently provides sufficient power to operate. The current forecast for total construction capital cost is $133.0 million which is below the $137.7 million budget estimated in the 2021 Feasibility Study.

During the first four months of commissioning, the Las Chispas processing plant has performed in-line or ahead of the design curve on all metrics. Throughput, recoveries, and plant availability have all shown improvements throughout this period.

During Q3, 2022, the Company produced 4,121 Au oz and 373,513 Ag oz, or 731,628 AgEq oz. As of September 30, 2022, a total of 4,224 Au oz and 382,886 Ag oz, or 749,951 AgEq oz have been produced since plant startup in early June 2022.

Processing plant daily tonnage and metallurgical recovery are tracking ahead of 2021 Feasibility Study ramp-up projections which outlined an estimated 850 tonnes per day and metallurgical recoveries of 87.9% Au and 84.8% Ag, or 86.3% AgEq for the month of September 2022. The estimated actual results for September 2022 were 986 tpd with an average recovery of 96.3% Au and 96.8% Ag, or 96.6% AgEq. While the actual metallurgical recoveries are well ahead of the 2021 Feasibility Study design recovery rates, they were achieved at lower plant throughout (986 tpd) and may differ when the plant operates at design capacity of 1,250 tpd.

The Company declared commercial production, effective November 1, 2022. Declaration of commercial production was based on achieving a continuous two-month period operating the processing plant at a minimum of 80% capacity for its name plate design of 1,250 tpd (or 1,000 tpd) and showing a combined Au and Ag recovery or AgEq recovery of greater than 85%. For further details on the declaration of commercial production, please refer to the Company's news release dated November 7, 2022. Plant design throughput of 1,250 tpd is expected to be reached in Q4, 2022. The go forward steady state throughput rate appropriate for the mine will be determined by the new reserves and revised mine plan expected to be completed as part of the updated technical report in H1, 2023.

Financial Results

At September 30, 2022, the Company held $88.6 million (December 31, 2021 - $176.5 million) as cash and cash equivalents, had accounts receivable of $1.4 million (December 31, 2021 - $Nil), value-added taxes receivable in Mexico of $28.4 million (December 31, 2021 - $23.3 million), inventory of $31.3 million (December 31, 2021 - $Nil) and mineral property, plant and equipment of $216.4 million (December 31, 2021- $165.7 million).

During the nine months ended September 30, 2022, the Company had its first metal sales (Q3, 2022) of 140,276 Ag oz at an average metal price of $19.38 per oz, generating $2.7 million in revenue and $1.9 million (nine months ended September 30, 2021 - $Nil) in mine operating income after deducting $0.8 million of cost of sales for the nine months ended September 30, 2022. As commercial production had not been achieved as of September 30, 2022, there is no depletion included in cost of sales for the nine months ended September 30, 2022.

During the nine months ended September 30, 2022, the Company incurred income of $26.1 million (nine months ended September 30, 2021 - loss of $14.8 million), driven by a foreign exchange gain of $32.4 million (nine months ended September 30, 2021 - foreign exchange loss of $2.9 million) which was due to swings in the US$ and Mexican Peso; however, the Company had a comprehensive loss of $7.3 million (nine months ended September 30, 2021 - $11.5 million) after translating parent entity balances to the financial statement presentation currency of US$.

Please refer to the Company's Q3, 2022 unaudited condensed consolidated interim financial statements and MD&A for additional information.

Las Chispas Expenditures

During the nine months ended September 30, 2022, Las Chispas expenditures recorded under mineral property, plant and equipment totaled $52.8 million, of which $16.3 million was for plant and equipment purchases, $4.8 million for construction in progress costs, and $31.7 million for mineral property costs, which is net of $13.7 million of mineral property costs that were reclassified to inventory.

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1 AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1 calculated using $1,410 per oz Au and $16.60 per oz Ag.

2 NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study") which is filed under the Company's SEDAR profile.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and production company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and production assets in Mexico's historic precious metal districts. The Company's principal focus is operating its Las Chispas Mine, in Sonora, Mexico. SilverCrest's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the timing and expectations of the Company's production ramp up of the Las Chispas processing plant, productivity and ramp up of the Las Chispas underground mine and generating free cash flow in 2023 and the timing and completion of an updated technical report in H1, 2023. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1